                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                                    (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13d-2(a)

                                 (AMENDMENT NO. __)*

                                HA-LO Industries, Inc.
                                   (Name of Issuer)

                              Common Stock, no par value
                            (Title of Class of Securities)

                                     404-429-10-2
                                    (CUSIP Number)

    Bloomfield Partners Family Limited Partnership, Bloomfield Associates, Inc.,
                     Bradley A. Keywell and Kimberly Jo Keywell
                               1225 West Morse Avenue
                            Chicago, Illinois 60626-3517

                                  with a copy to:
                                 John E. Lowe, Esq.
                                  Altheimer & Gray
                               10 South Wacker Drive
                              Chicago, Illinois 60606
                                   (312) 715-4020

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     May 3, 2000
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------------------------------------------------------------
  CUSIP No.  404-429-10-2            13D                 Page 2 of 14 Pages
-------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Bloomfield Partners Family Limited Partnership
-------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) / /

                                                                        (b) /x/
-------------------------------------------------------------------------------
 3. SEC USE ONLY
-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS:  None
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                            / /
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
                  -------------------------------------------------------------
     NUMBER OF     7. SOLE VOTING POWER:   5,826,734 (1)
       SHARES     -------------------------------------------------------------
    BENEFICIALLY   8. SHARED VOTING POWER: 0
      OWNED BY    -------------------------------------------------------------
       EACH        9. SOLE DISPOSITIVE POWER:    5,826,734 (1)
     REPORTING    -------------------------------------------------------------
      PERSON      10. SHARED DISPOSITIVE POWER:  0
       WITH       -------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    5,826,734 (1)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES:                                                         / /
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.06% (2)
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: PN
-------------------------------------------------------------------------------
(1) 5,273,518 shares of Common Stock, no par value, of Issuer (the "Common Stock") and 553,216 shares of Series A Convertible Participating Preferred Stock, no par value, of Issuer (the "Preferred Stock") that are convertible into shares of Common Stock. SEE Item 6.
(2)  Based on 63,729,673 shares of Common Stock outstanding as of May 3, 2000.

-------------------------------------------------------------------------------
CUSIP No.  404-429-10-2            13D                 Page 3 of 14 Pages
-------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Bloomfield Associates, Inc.
-------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) / /

                                                                        (b) /x/
-------------------------------------------------------------------------------
 3. SEC USE ONLY
-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS: None
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
                  -------------------------------------------------------------
     NUMBER OF     7. SOLE VOTING POWER:   0
       SHARES     -------------------------------------------------------------
    BENEFICIALLY   8. SHARED VOTING POWER: 5,826,734 (1)
      OWNED BY    -------------------------------------------------------------
       EACH        9. SOLE DISPOSITIVE POWER:    0
     REPORTING    -------------------------------------------------------------
      PERSON      10. SHARED DISPOSITIVE POWER:  0
       WITH       -------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    5,826,734 (1)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES:                                                         / /
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.06% (2)
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: CO
-------------------------------------------------------------------------------
(1) Solely in its capacity as the general partner of Bloomfield Partners Family Limited Partnership, which itself is the beneficial holder of 5,273,518 shares of Common Stock and 553,216 shares of Preferred Stock of the Issuer. SEE Item 2.
(2)  Based on 63,729,673 shares of Common Stock outstanding as of May 3, 2000.

-------------------------------------------------------------------------------
CUSIP No.  404-429-10-2            13D                 Page 4 of 14 Pages
-------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Bradley A. Keywell
-------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) / /

                                                                        (b) /x/
-------------------------------------------------------------------------------
 3. SEC USE ONLY
-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS: None
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                                / /
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States
                  -------------------------------------------------------------
     NUMBER OF     7. SOLE VOTING POWER:   0
       SHARES     -------------------------------------------------------------
    BENEFICIALLY   8. SHARED VOTING POWER: 5,826,734 (1)
      OWNED BY    -------------------------------------------------------------
       EACH        9. SOLE DISPOSITIVE POWER:    0
     REPORTING    -------------------------------------------------------------
      PERSON      10. SHARED DISPOSITIVE POWER:  0
       WITH       -------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    5,826,734 (1)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES:                                                         / /
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.06% (2)
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN
-------------------------------------------------------------------------------
(1) 5,273,518 shares of Common Stock and 553,216 shares of Preferred Stock that are convertible into shares of Common Stock. SEE Item 6. These shares are held solely in his capacity as the holder, by tenancy by the entirety with his wife, Kimberly Jo Keywell, of 100% of the outstanding voting common stock of Bloomfield Associates, Inc., a Delaware corporation, which is the general partner of Bloomfield Partners Family Limited Partnership. SEE Item 2.
(2)  Based on 63,729,673 shares of Common Stock outstanding as of May 3, 2000.

-------------------------------------------------------------------------------
CUSIP No.  404-429-10-2            13D                 Page 5 of 14 Pages
-------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Kimberly Jo Keywell
-------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) / /

                                                                        (b) /x/
-------------------------------------------------------------------------------
 3. SEC USE ONLY
-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS: None
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                                / /
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States
                  -------------------------------------------------------------
     NUMBER OF     7. SOLE VOTING POWER:   0
       SHARES     -------------------------------------------------------------
    BENEFICIALLY   8. SHARED VOTING POWER: 5,826,734 (1)
      OWNED BY    -------------------------------------------------------------
       EACH        9. SOLE DISPOSITIVE POWER:    0
     REPORTING    -------------------------------------------------------------
      PERSON      10. SHARED DISPOSITIVE POWER:  0
       WITH       -------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    5,826,734 (1)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES:                                                         / /
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.06% (2)
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN
-------------------------------------------------------------------------------
(1) 5,273,518 shares of Common Stock and 553,216 shares of Preferred Stock that are convertible into shares of Common Stock. SEE Item 6. These 5,826,734 shares are held solely in her capacity as the holder, by tenancy by the entirety with her husband, Bradley A. Keywell, of 100% of the outstanding voting common stock of Bloomfield Associates, Inc., a Delaware corporation, which is the general partner of Bloomfield Partners Family Limited Partnership. SEE Item 2.
(2)  Based on 63,729,673 shares of Common Stock outstanding as of May 3, 2000.

Item 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of common stock, no par value (the "Common Stock") and shares of Series A Convertible Participating Preferred Shares, no par value (the "Preferred Stock"), of HA-LO Industries, Inc., an Illinois corporation ("Issuer"). This statement relates to the Preferred Stock only to the extent that such shares are convertible into shares of Common Stock.

         The principal executive offices of Issuer are located at 5980 Touhy Avenue, Niles, Illinois 60714.

Item 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is filed by Bloomfield Partners Family Limited Partnership, a Delaware limited partnership ("Purchaser"), Bloomfield Associates, Inc., a Delaware corporation ("Bloomfield Associates"), Bradley
A. Keywell, an individual, and Kimberly Jo Keywell, an individual (Bradley A. Keywell and Kimberly Jo Keywell being collectively referred to herein as the "Keywells") (Purchaser, Bloomfield Associates and the Keywells being collectively referred to herein as the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d-3 of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b) - (c)

         Purchaser is a Delaware limited partnership, the principal business of which is asset management. The principal business and office address of Purchaser is 501 Silverside Road, Suite 87AB, Wilmington, Delaware 19809.

         Bloomfield Associates is a Delaware corporation, the principal business of which is asset management. Bloomfield Associates is the general partner of Purchaser. The principal business and office address of Bloomfield Associates is 501 Silverside Road, Suite 87AA, Wilmington, Delaware 19809.

         The Keywells are individuals.   The Keywells, through a tenancy by
the entirety, are the holders of 100% of the outstanding voting common stock of Bloomfield Associates. The Keywells reside at 1339 West Wolfram, Chicago, Illinois 60657.

         The general partner of Purchaser is Bloomfield Associates. The limited partners of Purchaser are Bloomfield Wealth Protection Trust, a Delaware trust, Keywell Children's Trust, an Illinois trust, and Bloomfield Wealth Protection Management, Inc., a Delaware corporation. Purchaser has no executive officers.

         The sole director of Bloomfield Associates is Bradley A. Keywell. The executive officers of Bloomfield Associates are Bradley A. Keywell, President and Treasurer, and Kimberly Jo Keywell, Vice President and Secretary.

         For each of the individuals identified above, the following table sets forth each such individual's principal occupation and business address:

      -------------------------------------------------------------------
                NAME            PRINCIPAL OCCUPATION AND BUSINESS ADDRESS

      Bradley A. Keywell        President
                                HA-LO Industries, Inc.
                                5980 West Touhy Avenue
                                Chicago, Illinois 60714
      -------------------------------------------------------------------
      Kimberly Jo Keywell       Portfolio Manager
                                Harris Investment Management
                                Harris Bank and Trust
                                190 South LaSalle Street
                                Chicago, Illinois 60606
      -------------------------------------------------------------------

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Purchaser, Bloomfield Associates, Bloomfield Wealth Protection Trust and Bloomfield Wealth Protection Management, Inc. are all Delaware entities. The Keywell Children's Trust is an Illinois entity. All of the individuals named are United States citizens.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 3, 2000, Purchaser acquired 5,273,518 shares of Common Stock and 553,216 shares of Preferred Stock in exchange for 7,000,000 shares of Class B common stock which Purchaser owned in Starbelly.com, Inc., a Delaware corporation ("Starbelly") in the merger ("Merger"), pursuant to an Agreement and Plan of Merger and Plan of Reorganization, dated as of January 17, 2000, as amended on April 11, 2000 (the "Merger Agreement"), by and among Issuer, Starbelly and HA-LO Industries, Inc., a Delaware corporation ("Merger Sub"). As a result of the Merger, Starbelly was merged with and into Merger Sub and the separate corporate existence of Starbelly ceased. Merger Sub continued as the surviving corporation and assumed the name "Starbelly.com, Inc."

Item 4.  PURPOSE OF TRANSACTION.

         On May 3, 2000, 5,273,518 shares of Common Stock and 553,216 shares of Preferred Stock were issued by the Issuer to the Purchaser in consideration for the acquisition of the ownership interest in Starbelly formerly held by Purchaser. Purchaser has acquired the Common Stock and Preferred Stock for investment purposes. Purchaser intends to sell an as yet undetermined amount of shares of Common stock, as market conditions permit and after effectiveness of the registration statement filed by the Issuer pursuant to the Registration Rights Agreement between the Issuer and Purchaser. In connection with the Merger, Bradley A. Keywell became President and a member of the Board of Directors of Issuer as of May 3, 2000.

         PRESENT PLANS OR PROPOSALS. Except as set forth in this Item 4 the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares that Purchaser owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,273,518 shares of Common Stock and 553,216 shares of Preferred Stock, which constitute approximately 9.06% of the outstanding voting shares, based on 63,729,673 shares of Common Stock outstanding as of May 3, 2000.

         Because of its position as the general partner of the Purchaser, Bloomfield Associates may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the shares beneficially owned directly by Purchaser.

         Because of their position as the owners of 100% of the voting stock of Bloomfield Associates, which is the general partner of the Purchaser, the Keywells may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owners of the shares beneficially owned directly by Purchaser.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any shares of the Issuer.

         (b)    Purchaser:
                (i)    sole power to vote or to direct the vote:                   5,826,734
                (ii)   shared power to vote or to direct the vote:                 0
                (iii)  sole power to dispose or to direct the disposition of:      5,826,734
                (iv)   shared power to dispose or to direct the disposition of:    0

                Bloomfield Associates*:
                (i)    sole power to vote or to direct the vote:                   0
                (ii)   shared power to vote or to direct the vote:                 5,826,734
                (iii)  sole power to dispose or to direct the disposition of:      0
                (iv)   shared power to dispose or to direct the disposition of:    5,826,734

                Bradley A. Keywell*:
                (i)    sole power to vote or to direct the vote:                   0
                (ii)   shared power to vote or to direct the vote:                 5,826,734
                (iii)  sole power to dispose or to direct the disposition of:      0
                (iv)   shared power to dispose or to direct the disposition of:    0

                Kimberly Jo Keywell*:
                (i)    sole power to vote or to direct the vote:                   0
                (ii)   shared power to vote or to direct the vote:                 5,826,734
                (iii)  sole power to dispose or to direct the disposition of:      0
                (iv)   shared power to dispose or to direct the disposition of:    0

              *Bloomfield Associates and the Keywells each disclaim beneficial ownership of the shares reported as beneficially owned by it or them.

         (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in shares during the past sixty (60) days.

         (d)    None.

         (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         TERMS OF PREFERRED STOCK. The Purchaser, as a holder of Preferred Stock of the Issuer, is entitled, at Purchaser's option and at any time prior to redemption, to convert all or any portion of Purchaser's Preferred Stock into shares of the Issuer's Common Stock. Each share of Preferred Stock is convertible initially into one share of the Issuer's Common Stock. The conversion price is subject to adjustment from time to time in order to prevent dilution of the conversion rights granted in the Certificate of Designation Establishing Series A Convertible Participating Preferred Stock
of the Issuer (the "Certificate of Designation").   In the event that the
average closing price of the Issuer's Common Stock equals or exceeds $24.00 per share for ten consecutive trading days, each share of Preferred Stock will automatically convert into Common Stock at the then effective conversion ratio.

         REGISTRATION RIGHTS. Purchaser has certain registration rights with respect to the registration of the shares of Common Stock and shares of Preferred Stock pursuant to a Registration Rights Agreement. The Company is required to register in four steps the shares of Common Stock and the shares of Common Stock issuable upon conversion of Preferred Stock issued to the Starbelly stockholders in the Merger. The Company is required to register 25% of these shares within ten days after completion of the Merger, an additional 15% within three months after completion of the Merger, an additional 33 1/3% of these shares within nine months after completion of the Merger and the remaining shares within two years after completion of the Merger.

         STOCKHOLDER AGREEMENTS. As an inducement and a condition to Issuer entering into the Merger Agreement, Purchaser and Bradley A. Keywell each entered into a Stockholder's Agreement, dated as of January 17, 2000 (Bradley
A. Keywell and Purchaser being collectively referred to as the "Stockholder"), in which Stockholder agreed to vote the shares of Starbelly held by Purchaser (the "Purchaser Shares") and to deliver an irrevocable proxy to Issuer to vote the Purchaser Shares at a meeting of Starbelly's stockholders, in favor of approval and adoption of the Merger Agreement and the Merger.

         The Stockholder Agreements also contain certain standstill and transfer restrictions which are applicable during all periods when the Stockholder and its affiliates beneficially own in the aggregate five percent (5%) or more of the voting power represented by the fully diluted shares of Issuer then outstanding. Pursuant to those restrictions, Stockholder agreed that, for a period of three years after the Closing Date, without the prior written consent of two-thirds of the members of the Board of Directors of Issuer, Stockholder will not, and will cause each of its affiliates whom it controls not to, directly or indirectly, alone or in concert with others:

         (i) acquire, offer or propose to acquire or agree to acquire, with certain exceptions, any securities issued by Issuer which are entitled to vote for the election of directors or any direct or indirect rights or options to acquire any such securities in excess of 1% of the fully diluted shares outstanding of Issuer immediately following the effective time of the Merger;

         (ii) knowingly make or participate in any solicitation of proxies or consents or make proposals for the approval of stockholders of Issuer;

         (iii) knowingly form, join or participate in a "group" with respect to Issuer securities;

         (iv) deposit any Issuer securities in any voting trust or knowingly subject any Issuer securities to any voting agreement;

         (v) knowingly act to control the management, Board of Directors or policies of Issuer, with certain exceptions;

         (vi) offer, pledge, sell, contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer ("Transfer"), any Issuer securities, if following the Transfer, the transferee would own in excess of 10% of the voting power represented by the then outstanding Issuer securities, with certain exceptions; or

         (vii) make any agreement to do any of the foregoing to the extent restricted.

         Notwithstanding anything in the Stockholder's Agreements to the contrary, each Stockholder's Agreement provides that the foregoing shall not restrict the Stockholder from taking actions in his capacity as a director or officer of the Company to the extent and in the circumstances permitted by the Merger Agreement or as required by applicable law or by his fiduciary duty as a director or officer of the Company.

         In connection with the Merger, the Issuer's board of directors was expanded from seven to ten directors and Bradley Keywell has a right to designate one person to fill one of the vacancies created by such expansion; Mr. Keywell designated himself to serve in such capacity. Additionally, Mr. Keywell entered into a three year employment agreement with the Issuer and became its President on May 3, 2000. So long as Mr. Keywell's employment agreement is in full effect, he will have the right to request the board of directors to nominate his designee, and if he does so, Issuer's board of directors (within legal limits) is required to present such designee to Issuer's shareholders as nominee for election to the board of directors.

         ESCROW AGREEMENTS. As an additional inducement and condition to Issuer entering into the Merger Agreement, the Purchaser, and four other principal stockholders of Starbelly, each entered into an escrow agreement to provide the Issuer with limited protections in the event the Issuer is entitled to indemnification under the Merger Agreement after the Merger.

         In addition, Purchaser entered into an Indemnification Escrow Agreement pursuant to which the Purchaser deposited 716,750 shares of the Issuer's Common Stock issued in the Merger, with American National Bank and Trust Company of Chicago (the "Escrow Agent"). The Escrow Agent will hold such shares in escrow as security for Starbelly's indemnification obligations under the Merger Agreement. If the Issuer has a proper claim for indemnification, the Issuer will be entitled to recover the number of shares held in escrow with a value (valued at $10 per share) equal to the Issuer's claim pro rata from Purchaser and the other principal stockholders of Starbelly who entered into escrow agreements. If the Issuer's claim is disputed, the Escrow Agent will retain the number of shares held in escrow with a value equal to the Purchaser pro rata portion of the disputed amount (but any undisputed portion will be released to the Issuer). Unless the Issuer has a claim pending one year after the Merger closed, all remaining shares in the escrow will be released to the Purchaser.

           In addition, Purchaser entered into an Employment Escrow Agreement pursuant to which Purchaser, deposited 1,165,346 shares of the Issuer's Common Stock, with the Escrow Agent to secure Bradley A. Keywell's performance of his three-year employment agreement after the Merger. If Mr. Keywell's employment is terminated for cause as defined in this Employment Agreement or if he terminates his employment other than for good reason as defined in that agreement, Purchaser will forfeit shares held in escrow under this agreement. Under the agreement, 25% of the shares will be released to Purchaser after the first anniversary of the closing of the Merger, 33-1/3% of the shares will be released after the second anniversary of the closing of the Merger, the balance will be released on the third anniversary of the closing of the Merger, subject to the forfeiture provisions of the agreement.

         EXHIBITS. The Articles Amendment, the Merger Agreement, Amendment No. 1 to the Merger Agreement, the Registration Rights Agreement, the Stockholder Agreements, each of the Escrow Agreements, the Employment Agreement and the Agreement and Covenant Not to Compete are attached hereto, or incorporated from the Issuer's other filings, as Exhibits 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11, respectively and are incorporated herein by this reference. The above brief summaries of some of the provisions of these documents are subject to qualification in their entirety by reference to the full text of such documents attached hereto.

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the shares owned by the Reporting Persons.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G.

         Exhibit 2 Certificate of Designation Establishing Series A Convertible Participating Preferred Stock of HA-LO Industries, Inc. filed with the Secretary of State of the State of Illinois on May 3, 2000.

         Exhibit 3 Agreement and Plan of Merger and Plan of Reorganization dated as of January 17, 2000, between HA-LO Industries, Inc., an Illinois corporation, Starbelly.com, Inc., a Delaware corporation and HA-LO Industries, Inc., a Delaware corporation, is incorporated herein by reference to the Issuer's Form 8-K dated May 12, 2000.

         Exhibit 4 Amendment No. 1 dated as of April 11, 2000 to Agreement and Plan of Merger and Plan of Reorganization dated as of January 17, 2000, between HA-LO Industries, Inc., an Illinois corporation, Starbelly.com, Inc., a Delaware corporation and HA-LO Industries, Inc., a Delaware corporation, is incorporated herein by reference to the Issuer's Form 8-K dated May 12, 2000.

         Exhibit 5 Registration Rights Agreement dated as of May 3, 2000, between Bloomfield Partners Family Limited Partnership and HA-LO Industries, Inc.

         Exhibit 6 Stockholder's Agreement dated as of January 17, 2000, between Bloomfield Partners Family Limited Partnership and HA-LO Industries, Inc.

         Exhibit 7 Stockholder's Agreement dated as of January 17, 2000, between Bradley A. Keywell and HA-LO Industries, Inc.

         Exhibit 8 Indemnification Escrow Agreement dated as of May 3, 2000, between Bloomfield Partners Family Limited Partnership, HA-LO Industries, Inc., and American National Bank and Trust Company of Chicago, as escrow agent.

         Exhibit 9 Employment Escrow Agreement dated as of May 3, 2000, between Bloomfield Partners Family Limited Partnership and HA-LO Industries, Inc. and American National Bank and Trust Company of Chicago, as escrow agent.

         Exhibit 10 Employment Agreement dated as of May 3, 2000, between HA-LO Industries, Inc and Brad Keywell.

         Exhibit 11 Agreement and Covenant Not to Compete dated as of May 3, 2000 between HA-LO Industries, Inc. and Brad Keywell.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         May 10, 2000
                                   BLOOMFIELD PARTNERS FAMILY LIMITED
                                   PARTNERSHIP, A Delaware Limited Partnership

                                          Bloomfield, Associates, Inc., a
                                          Delaware corporation, its General
                                          Partner


                                          By:    /s/ Bradley A. Keywell
                                                ------------------------
                                          Name:  Bradley A. Keywell
                                          Title: President and Treasurer


                                   BLOOMFIELD ASSOCIATES, INC., a Delaware
                                   Corporation



                                   By:    /s/ Bradley A. Keywell
                                         --------------------------
                                   Name:  Bradley A. Keywell
                                   Title: President and Treasurer


                                   BRADLEY A. KEYWELL, an Individual



                                   /s/ Bradley A. Keywell
                                   -------------------------------
                                   Bradley A. Keywell


                                   KIMBERLY JO KEYWELL, an Individual



                                   /s/ Kimberly Jo Keywell
                                   -------------------------------
                                   Kimberly Jo Keywell

                                      EXHIBIT 1

         Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:        May 10, 2000

                                   BLOOMFIELD PARTNERS FAMILY LIMITED
                                   PARTNERSHIP, A Delaware Limited Partnership

                                          Bloomfield, Associates, Inc., a
                                          Delaware corporation, its General
                                          Partner


                                          By:    /s/ Bradley A. Keywell
                                                -------------------------
                                          Name:  Bradley A. Keywell
                                          Title: President and Treasurer


                                   BLOOMFIELD ASSOCIATES, INC., a Delaware
                                   Corporation



                                   By:    /s/ Bradley A. Keywell
                                        -----------------------------
                                   Name:  Bradley A. Keywell
                                   Title: President and Treasurer


                                   BRADLEY A. KEYWELL, an Individual



                                   /s/ Bradley A. Keywell
                                   --------------------------
                                   Bradley A. Keywell


                                   KIMBERLY JO KEYWELL, an Individual



                                   /s/ Kimberly Jo Keywell
                                   --------------------------
                                   Kimberly Jo Keywell